Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 8, 2023

Dillon Hagius

Division of Corporation Finance

Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zura Bio Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed August 25, 2023

File No. 333-272628

Dear Mr. Hagius:

On behalf of our client, Zura Bio Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated September 6, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 4 to the registration statement (“Amendment No. 4”) filed in response to the Staff’s comments below.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	We note your revised cover page disclosure that the offering includes the resale of 3,782,000 Shares underlying the Pre-Funded Warrants and the resale of 5,910,000 Shares underlying the Private Placement Warrants. We also note your revised cover page disclosure that the offering includes the issuance of up to 3,782,000 Class A Ordinary Shares upon the exercise of the Pre-Funded Warrants and the issuance of up to 5,910,000 Class A Ordinary Shares upon the exercise of the Private Placement Warrants. Please clarify if the resale Shares are the same as the issuance Shares or whether these are actually different Shares. If the resale Shares and the issuance Shares are the same Shares, please revise the cover page to remove the redundant references. If the resale Shares are distinct from the issuance Shares, please revise your filing fee table to account for the additional 3,782,000 Shares and 5,910,000 Shares, and ensure that these additional shares are reflected throughout the filing.

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Dillon Hagius September 8, 2023 Page 2

Response: The Company has revised the cover page of Amendment No. 4 in response to the Staff’s comment.

2.	Please add the resale of the 3,782,000 Pre-Funded Warrants to purchase Class A ordinary shares to the first sentence on the cover page.

Response: The Company has revised the cover page of Amendment No. 4 in response to the Staff’s comment.

3.	We note your response to comment 5. While it appears that you have now included the 3,782,000 Pre-Funded Warrants on page 120, your discussion of the Selling Securityholders on page 115 still omits these 3,782,000 Pre-Funded Warrants. Please revise this section to clearly disclose that these 3,782,000 Pre-Funded Warrants are being offered for resale by the Selling Securityholders.

Response: The Company has revised the disclosure on pages 16, 120 and 133 of Amendment No. 4 in response to the Staff’s comment.

Dillon Hagius September 8, 2023 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner